UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File No. 001-32210

NORTHERN DYNASTY MINERALS LTD.
(Translation of registrant's name into English)

15th Floor – 1040 West Georgia Street
Vancouver, British Columbia, V6E 4H8, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [  ]

SUBMITTED HEREWITH

Exhibits
99.1	Letter to Shareholders
99.2	Notice of Annual General Meeting of Shareholders and Management Information Circular
99.3	Request for Annual and Interim Financial Statements and MD&A
99.4	Form of Proxy and VIF
99.5	2015 Restricted Share Unit Plan
99.6	2015 Non-Employee Directors Deferred Share Unit Plan
99.7	Report of Voting Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN DYNASTY MINERALS LTD.

Date: September 11, 2015

/s/ Ronald Thiessen

Ronald Thiessen
President and CEO